Foley Hoag LLP	Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

January 28, 2013	Dean Hanley 617 832 1128 direct dfh@foleyhoag.com

Via EDGAR

Ms. Peggy Kim Special Counsel United States Securities and Exchange Commission Division of Corporate Finance Office of Mergers & Acquisitions 100 F. Street, NE Washington, DC 20549

Re:	CSP Inc. (CIK 0000356037) Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A File No. 000-10843
Dear Ms. Kim:
This letter constitutes supplemental correspondence on behalf of CSP Inc. (“CSP” or the “Company”) and is being filed in connection with the above-referenced filing (the “Preliminary Proxy”). CSP has revised the Preliminary Proxy to address North & Webster Group’s solicitation in opposition with respect to the election of directors and the other matters to be acted upon at CSP’s 2013 Annual Meeting. In its revised Preliminary Proxy Statement on Schedule 14A filed January 25, 2013, North & Webster Group states that it has decided to withdraw its “withhold quorum” solicitation and instead seek representation on the Company’s Board of Directors.
As a courtesy to the Staff, two copies of the Preliminary Proxy are being provided under separate cover, along with two additional copies that have been marked to show the changes that have been made thereto.
Please do not hesitate to call me concerning the Preliminary Proxy at 617-832-1128. If I am absent or unavailable, please call my partner Peter Rosenblum (617-832-1151) or either of my associates Joel Needleman (617-832-3097) or Jennifer Audeh (617-832-3016).
Sincerely,
/s/ Dean F. Hanley
Dean F. Hanley
DFH